CONTACT:  William Taylor
                                                  973-244-1000
FOR IMMEDIATE RELEASE                   wtaylor@dynamicweb.com

Note:  Electronic version available at www.dynamicweb.com



  DYNAMICWEB ENTERPRISES HIRES FORMER VP OF STERLING COMMERCE'S
INTERNET BUSINESS UNIT TO LEAD COMPANY AS PRESIDENT

Industry Visionary, Jim Conners, Expected to Position DynamicWeb as a Major Force in the Electronic Commerce Industry


     FAIRFIELD, NJ, AUGUST 27, 1997 - DynamicWeb Enterprises, Inc., a developer of Internet and EDI electronic commerce (EC) business solutions, today announced that James D. Conners will join the company as its President. Conners, formerly the Vice President of Sterling Commerce's Internet business unit, will report to Steven L. Vanechanos, Jr., DynamicWeb's Chairman and Chief Executive Officer. Conners begins his new post today where he will be responsible for company operations including customer services, sales and marketing, finance and administration. As the President of DynamicWeb, Conners will provide his in-depth knowledge of EC technologies and business processes to position DynamicWeb as a leader in the emerging Internet-EDI services marketplace.

     "Adding the industry experience of Jim to our management team marks a significant milestone toward establishing DynamicWeb as a major force in the EC industry," said Vanechanos. "As we move forward through 1997 into 1998, we anticipate a shift in the Internet-EDI marketplace from a high level of interest to one of rapid rates of deployment. Jim has spent considerable time analyzing this trend and the impact the Internet will have on the EC business model. Clearly the insights gained from his considerations will be valuable to DynamicWeb."

     Conners - who has worked for Sterling Commerce, GE Information Services (GEIS) and IBM - brings DynamicWeb his broad executive management background in the EC industry. Some of Conners previous accomplishments include developing the strategy and operational guidelines for a $475 million alliance between GEIS and Ameritech as well as identifying and constructing strategies to penetrate new market opportunities valued at $800 million.

                           -- more --

     "After great consideration, I chose to join DynamicWeb because its vision of the emerging EC marketplace is consistent with my own and the company possesses the technology needed to make that vision a reality," said Conners. "DynamicWeb has already introduced leading-edge business solutions into the market that have been embraced by nationally recognized companies. These early successes have strategically positioned DynamicWeb to capitalize on evolving trends in the EC market. I relish the challenge of guiding this innovative company to a leadership position in the electronic commerce services industry."

About DynamicWeb Enterprises, Inc.

     Located in Fairfield, NJ, DynamicWeb Enterprises, Inc., (OTC Bulletin Board: DWEB) is an innovator in developing and marketing EC software and EDI services. The company uses Internet and EDI technologies to enable companies to maximize the full business potential of electronic commerce by increasing participation and compliance with trading partners.

     DynamicWeb's core EC solutions include the EDIxchangeSM Enterprise Suite and ECbridgeNet. The EDIxchange Enterprise Suite is a scaleable, Internet-based order facilitation and catalog management system that seamlessly integrates into legacy EDI systems to extend a company's EC enterprise with vendors and customers. EDIxchange uses the global reach and graphical standards of the World Wide Web to enable companies to electronically exchange business documents with small- to mid-size enterprise customers and suppliers. ECbridgeNET is DynamicWeb's outsourcing service designed for companies that want to off-load the technical and labor intensive responsibilities associated with running and maintaining an in-house EDI system.

     DynamicWeb is a member of CommerceNet, Data Interchange Standards Association (DISA) and the Uniform Code Council (UCC). For additional information about the company and its products or services visit the DynamicWeb home page at www.dynamicweb.com, send an e-mail to sales@dynamicweb.com or call 1-800-4-EDI-HELP.

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